                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1933
                               (Amendment No. 9) *

                                   ADVO, Inc.
             ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ----------------------------------------------------
                         (Title of Class of Securities)

                                   007585 10 2
                        ------------------------------
                                 (CUSIP Number)

 David M. Stigler, ADVO, Inc., One Univac Lane, P.O. Box 755, Windsor, Connecticut 06095-0755 (860) 285-6120
 -----------------------------------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 17, 2000
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13 D

CUSIP NO. 007585 10 2                                              Page 2 of 6


1          Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person
           ROBERT KAMERSCHEN

2          Check the appropriate Box if a Member of a Group.*                                                      (a) [_]
                                                                                                                   (b) [X]

3          SEC Use Only

4          Source of Funds *
           PF

5          Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [_]

6          Citizenship or Place of Organization
           UNITED STATES OF AMERICA


Number of           7      Sole Voting Power
Shares                     209,050
Beneficially
Owned By Each       8      Shared Voting Power
Reporting                  500,000
Person
With                9      Sole Dispositive Power
                           209,050

                    10     Shared Dispositive Power
                           500,000


11         Aggregate amount beneficially owned by each reporting person
           709,050

12         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *                                     [_]
           N/A

13         Percent of Class Represented by Amount in Row (11)
           3.5%

14         Type of Reporting Person *
           IN


* SEE INSTRUCTIONS BEFORE FILING OUT !
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                                                                     Page 3 of 6

                  Amendment No. 9 to Statement on Schedule 13D

     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, Amendment No. 2 thereto, dated November 30, 1993, Amendment No. 3 thereto, dated February 4, 1994, Amendment No. 4 thereto, dated February 22, 1994, Amendment No. 5 thereto, dated December 7, 1994, Amendment No. 6 thereto, dated February 28, 1997, Amendment No. 7 thereto, dated February 4, 1998, and Amendment No. 8 thereto, dated August 5, 1998 with respect to the common stock, par value $.01 per share ( the "Common Stock") of ADVO, Inc. ( the "Company"). The reporting person is filing this Amendment No. 9 because of the transfer of a total of 1,000,000 shares of Common Stock to two separate private exchange funds as described in Item 5(c) below and the exercising of certain options to purchase shares of Common Stock and related transactions detailed below in Item 3.

Item 3 - Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Under the Company's 1988 Non-qualified Stock Option Plan and the 1993 Stock Option Subplan, as amended (the "Stock Option Plan"), the reporting person exercised his options to purchase 12,000 shares, 37,500 shares and 16,092 shares of Common Stock on April 24, 2000 in consideration of the reporting person's payment of exercise price of $8.00, $12.00 and $22.50, respectively for each share of Common Stock. The exercise price for each option was paid by the withholding by the Company of 3,331 shares, 15,619 shares and 12,566 shares, respectively, shares otherwise issuable upon exercise of the options. Shares withheld by the Company upon exercise were valued at the market price of $28.8125. The Company also withheld (at $28.8125 per share) from the reporting person an additional 3,983 shares, 10,054 shares and 1,621 shares, respectively, upon the exercise of such options to pay certain tax obligations of the reporting person resulting from the exercise of the options. As a result of such exercise, the reporting person received 4,686 shares, 11,827 shares and 1,905 shares, respectively of Common Stock. Subsequently, the reporting person disposed of the shares received above, totaling 18,418 shares on the open market on various dates from May 5, 2000 to May 17, 2000. For detail of the disposition see Item 5(c).


Item 4 - Purpose of Transaction.
-------------------------------

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future. The reporting person transferred a total of 1,000,000 shares of Common Stock to two separate private exchange funds on March 31, 2000 and May 16, 2000, respectively, to diversify his investments.


Item 5 - Interest in Securities of the Issuer.
---------------------------------------------

     (a) The reporting person beneficially owns as of the date hereof 709,050 shares of Common Stock, or 3.5% of the 20,462,051 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options for 174,401 shares of Common Stock based on the 20,287,650 shares of Common Stock outstanding as of May 20, 2000.
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                                                                     Page 4 of 6


         (b) The reporting person has sole power to dispose of or direct the disposition of 209,050 shares of Common Stock and has sole power to vote or direct the voting of 209,050 shares of Common Stock. In addition, the reporting person has shared power to dispose of or direct the disposition and shares power to vote or direct the voting of 500,000 shares of Common Stock.

         (c)   The following transactions occurred during the past 60 days:


   Reporting Person            Transaction      Number of            Price per      How Effected
   ----------------            Date             Shares               Share          ------------
                               ----             ------               -----
   Robert Kamerschen           3/31/00          500,000              $25.00         Transferred stock to an exchange fund. *


   Robert Kamerschen           4/24/00           12,000 **           $8.00          Options exercised under the Stock Option
                                                                                    Plan.

   Robert Kamerschen           4/24/00           37,500 **           $12.00         Options exercised under the Stock Option
                                                                                    Plan.

   Robert Kamerschen           4/24/00           16,092 **           $22.50         Options exercised under the Stock Option
                                                                                    Plan.

   Robert Kamerschen           5/05/00            5,000              $30.00         Open market disposition.

   Robert Kamerschen           5/08/00            2,900              $30.00         Open market disposition.

   Robert Kamerschen           5/12/00            2,100              $30.00         Open market disposition.

   Robert Kamerschen           5/16/00          500,000              $31.1875       Transferred stock to an exchange fund. ***


   Robert Kamerschen           5/17/00            8,418              $31.00         Open market disposition.

* On March 31, 2000, the reporting person transferred 500,000 shares of Common Stock to the Merrill Lynch - Montclair Capital Fund, LLC, (the "Fund"), an exchange fund. On the transfer date, the reporting person became a subscriber of the Fund and was issued units of the Fund in exchange for the 500,000 shares of Common Stock. Upon the transfer to the Fund, the reporting person relinquished his right to dispose or direct the disposition of the transferred shares and to vote or direct the voting of such shares.

** An aggregate of 47,174 shares were withheld by the Company to pay for the option price and tax requirements for these exercises. These transactions are detailed above in item 3. The reporting person received 18,418 shares of Common Stock as a result of the April 24th exercise and withholding of shares.

*** On May 16, 2000, the reporting person transferred 500,000 shares of Common Stock to the Belmar Capital Fund, LLC, (the "Belmar Fund"), an exchange fund. On the transfer date, the reporting person became a subscriber of the Belmar Fund and was issued units of the Belmar Fund in exchange for the 500,000 shares of Common Stock. Upon the transfer to the Belmar Fund, the reporting person relinquished his right to vote or direct the voting of such shares while such shares are held by the Belmar Fund.

         d)  Not applicable.

         e) The reporting person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock on March 31, 2000.


Item 6 - Contracts, Arrangements, Undertakings or Relationships with Respect to
-------------------------------------------------------------------------------
Securities of the Issuer.
------------------------

     If requested by the reporting person, the subscription agreement for the Belmar Fund allows for redemption of the securities contributed by the reporting person, provided that such securities are held in the Belmar Fund portfolio at the time of redemption, therefore the reporting person is still considered to be a beneficial owner of the 500,000 shares of Common Stock transferred to the Belmar Fund due to the redemption terms.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   June 23, 2000
                                                    /s/ ROBERT KAMERSCHEN
                                                    -----------------------
                                                     Robert Kamerschen